

September 15, 2021

Bernie G. Wolford, Jr.
President and Chief Executive Officer
DIAMOND OFFSHORE DRILLING, INC.
15415 Katy Freeway, Suite 100
Houston, TX 77094

> **Re: DIAMOND OFFSHORE DRILLING, INC.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 27, 2021**
> **File No. 333-257281**

Dear Mr. Wolford:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your response to prior comment 1, and re-issue such comment. In that regard, we note your disclosure that there is currently no established public trading market for the shares, and that you do not currently intend to apply for a listing of the shares on a national securities exchange, quotation system or other recognized trading system. Please revise your prospectus cover page, and elsewhere as appropriate, to disclose a fixed price or bona fide price range at which the shares of your common stock will be sold by the selling stockholders. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Shelton Vaughan